UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-13351

Novell, Inc.
(Exact name of registrant as specified in its charter)

404 Wyman Street
Waltham, Massachusetts 02451
(781) 464-8000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Preferred Share Purchase Rights
(Title of each class of securities covered by this Form)

Common Stock, $0.10 Par Value
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	X
Rule 12g-4(a)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 12h-3(b)(2)(i)	☐
Rule 12h-3(b)(2)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None.*

* The Preferred Share Purchase Rights expired on November 21, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this certification/notice to be signed on its behalf by the undersigned hereunto duly authorized.

Novell, Inc. (Registrant)
Date: May 10, 2007	By /s/ Joseph A. LaSala, Jr. (Signature) Senior Vice President, General Counsel and Secretary (Title)